UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ____)*

LAKELAND INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

511795106
(CUSIP Number)

with a copy to:
Steven Graham	Scott H. Moss, Esq.
Arenal Capital Partners LP	Lowenstein Sandler LLP
P.O. Box 692	1251 Avenue of the Americas, 17th Floor
Flagtown, NJ 08821	New York, NY 10020
917.922.9848	646.414.6874
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 511795106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Arenal Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	566,015 (1)(2)
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	566,015 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 566,015 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 9.6% (1)(2)

14.	Type of Reporting Person (See Instructions): PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) As of July 8, 2013 (the “Filing Date”), LKL Investments, LLC (the “Lender”), a Delaware limited liability company and a wholly-owned subsidiary of Arenal Capital Fund LP, a Delaware limited partnership (the “Fund”), holds a common stock purchase warrant (the “Warrant”) to purchase up to 566,015 shares of common stock (“Common Stock”) of Lakeland Industries, Inc. (the “Company”), subject to adjustment.  Arenal Capital Partners LP, a Delaware limited partnership (the “General Partner”), serves as the sole general partner of the Fund.  Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner.  Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner.  The Fund and the General Partner (together, the “Reporting Persons”) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender, including the Warrant.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 9.6% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date.  This calculation is based on 5,919,731 shares of Common Stock outstanding as of the close of business on June 28, 2013, which includes (i) 5,353,716 shares of Common Stock outstanding as of June 11, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter that ended April 30, 2013 and (ii) the Warrant to purchase 566,015 shares of Common Stock.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 9.6% of the Common Stock deemed issued and outstanding as of the Filing Date.

Cusip No. 750491102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Arenal Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	566,015 (1)(2)
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	566,015 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 566,015 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 9.6% (1)(2)

14.	Type of Reporting Person (See Instructions): PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) As of July 8, 2013 (the “Filing Date”), LKL Investments, LLC (the “Lender”), a Delaware limited liability company and a wholly-owned subsidiary of Arenal Capital Fund LP, a Delaware limited partnership (the “Fund”), holds a common stock purchase warrant (the “Warrant”) to purchase up to 566,015 shares of common stock (“Common Stock”) of Lakeland Industries, Inc. (the “Company”), subject to adjustment. Arenal Capital Partners LP, a Delaware limited partnership (the “General Partner”), serves as the sole general partner of the Fund. Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner. Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner. The Fund and the General Partner (together, the “Reporting Persons”) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender, including the Warrant. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 9.6% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 5,919,731 shares of Common Stock outstanding as of the close of business on June 28, 2013, which includes (i) 5,353,716 shares of Common Stock outstanding as of June 11, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter that ended April 30, 2013 and (ii) the Warrant to purchase 566,015 shares of Common Stock. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 9.6% of the Common Stock deemed issued and outstanding as of the Filing Date.

Cusip No. 511795106

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”) of Lakeland Industries, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 701 Koehler Avenue, Suite 7, Ronkonkoma, NY 11779.

Item 2.   Identity and Background.

       This statement on Schedule 13D is being jointly filed by Arenal Capital Fund LP, a Delaware limited partnership (the “Fund”), and Arenal Capital Partners LP, a Delaware limited partnership (the “General Partner”, and together with the Fund, the “Reporting Persons”).  The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

       The Fund is a private equity fund focused on investments in businesses in the lower middle market in need of liquidity.  The General Partner’s principal business is to serve as the sole general partner of, and manage, the Fund.  Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner.  Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner.  Such managerial activity constitutes a principal occupation of each of these individuals.  Mr. Graham and Mr. Singh are both citizens of the United States of America.  Mr. Kauffman is a citizen of Canada.

       The principal business address for the persons identified in this Item 2 is 38 Wakefield Lane, Piscataway, NJ 08854.

       During the last five years, none of the persons identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

       During the last five years, none of the persons identified in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       As more fully described in Items 4 and 6 below, on June 28, 2013 (the “Effective Date”), the Company and its wholly-owned subsidiary, Lakeland Protective Wear Inc. (together with the Company, the “Borrowers”) entered into a Loan and Security Agreement (the “Subordinated Loan Agreement”) with LKL Investments, LLC (the “Lender”), a Delaware limited liability company and a wholly owned subsidiary of the Fund.  In connection with this transaction, the Lender received, among other things, a common stock purchase warrant (the “Warrant”) to purchase up to 566,015 shares of Common Stock (subject to adjustment), representing beneficial ownership of approximately 9.6% of the outstanding Common Stock of the Company, as of the closing of the transactions contemplated by the Subordinated Loan Agreement.  Any funds used by the Reporting Persons in connection with the Lender’s acquisition of the Warrant came from the assets of the Fund or the Lender.

Item 4.   Purpose of Transaction.

       The information set forth in Items 3 and 6 is incorporated herein by reference.

       The Lender acquired and continues to hold the Warrant to purchase Common Stock as reported in this Schedule 13D for investment purposes and in pursuit of its and the Fund’s investment objectives.  The Reporting Persons may continuously assess, among other things, the Company’s business, financial condition, results of operations, management, corporate governance practices, and future prospects.  Depending upon the results of such assessments, the Reporting Persons (directly or indirectly through the Lender) may, among other things, (i) acquire additional securities of the Company or dispose of securities of the Company, (ii) communicate with other stockholders of the Company, or persons who may desire to become stockholders of the Company, regarding the composition of the Company’s board of directors (the “Board”) and the Company’s current executive officers, as well as other matters regarding the management, operation, and affairs of the Company, (iii) solicit proxies, to be used at either the Company’s regular annual meeting of stockholders, or at a special meeting of stockholders, for the purposes described in clause (ii), or for the election of one or more nominees of the Lender or such other stockholders (which may include one or more representatives of the Reporting Persons) to the Board, or (iv) take such other actions as the Reporting Persons may determine from time to time. Any such actions will depend upon a variety of considerations that the Reporting Persons may deem material or relevant from time to time.

Cusip No. 511795106

       Pursuant to the terms of an Investor Rights Agreement dated as of June 28, 2013 between the Company and the Lender (the “Investor Rights Agreement”), the Lender is entitled to designate one person (the “Board Representative”) for election to the Board, for so long as the Lender and/or any of its affiliates own (beneficially or of record) (i)(A) Stockholder Securities (as defined below) that represent (for these purposes, all Stockholder Securities convertible into, or exchangeable or exercisable for, other securities of the Company shall be deemed to have been so converted, exchanged or exercised in full) in the aggregate at least 6% of the outstanding Common Stock and (B) any loans, notes or other indebtedness under the Subordinated Loan Agreement or other Transaction Documents (as defined below) in an aggregate principal amount of at least $2,000,000 or (ii) shares of Common Stock (for these purposes, excluding securities of the Company that are convertible, exchangeable or exercisable for shares of Common Stock) that represent in the aggregate at least 5% of the outstanding Common Stock.  As of July 8, 2013 (the “Filing Date”), the Lender has not exercised the right to designate a Board Representative.

       If no Board Representative is serving as a director on the Board, the Lender has the right to appoint one board observer (an “Observer”) to attend meetings of the Board and any committee thereof, for so long as the Lender and/or any of its affiliates own (beneficially or of record) (i) Stockholder Securities that represent (for these purposes, all Stockholder Securities convertible into, or exchangeable or exercisable for, other securities of the Company shall be deemed to have been so converted, exchanged or exercised in full) in the aggregate at least 6% of the outstanding Common Stock and/or (ii) any loans, notes or other indebtedness under the Subordinated Loan Agreement or other Transaction Documents in an aggregate principal amount of at least $2,000,000.  The Observer, if appointed, would have the right to attend all meetings of the Board and to receive all Board meeting materials, subject to certain restrictions set forth in the Investor Rights Agreement.  As of the Filing Date, the Lender has not exercised the right to designate an Observer.

       For purposes of this Schedule 13D and as further defined in the Investor Rights Agreement, “Stockholder Securities” means (i) the shares of Common Stock issued or issuable upon the exercise of the Warrant, (ii) any shares of Common Stock and any shares of Common Stock issued or issuable (directly or indirectly) upon conversion, exchange and/or exercise of any other securities of the Company owned by the Lender and any affiliate or transferee of the Lender who is a subsequent holder of the Warrant or other Stockholder Securities transferred by the Lender (including, without limitation, any shares of Common Stock issued as payment of interest or other amounts in connection with the debt incurred under the Subordinated Loan Agreement or other Transaction Documents) and (iii) any other securities issued or issuable with respect to, or in exchange for or in replacement of, Stockholder Securities, whether issued as a dividend or other distribution, or by merger, charter amendment or otherwise.  “Transaction Documents” means (i) the Subordinated Loan Agreement, any notes issued thereunder, any guarantees and security documents entered into in connection therewith, (ii) the Warrant to purchase Common Stock of the Company issued pursuant to the Subordinated Loan Agreement, (iii) the registration rights agreement dated as of June 28, 2013 between the Company and the Lender, (iv) the Investor Rights Agreement and (iv) any other agreement, instrument or other document executed and/or delivered from time to time in connection therewith, and including all amendments, restatements, supplements or other modifications thereof.

       The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

       Other than as described in this Item 4, each of the persons identified in Item 2 has no present plans or proposals that relate to or would result in any of the events required to be disclosed in Item 4 of Schedule 13D.

Cusip No. 511795106

Item 5.   Interest in Securities of the Issuer.

       The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

       As of the Filing Date, the Lender, a wholly-owned subsidiary of the Fund, holds a Warrant to purchase up to 566,015 shares of Common Stock of the Company (subject to adjustment).  The General Partner serves as the sole general partner of the Fund.  Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner.  Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner.  The Fund and the General Partner (together, the Reporting Persons) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender, including the Warrant.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 9.6% of the Common Stock of the Company issued and outstanding as of the Filing Date.  This calculation is based on 5,919,731 shares of Common Stock outstanding as of the close of business on June 28, 2013, which includes (i) 5,353,716 shares of Common Stock outstanding as of June 11, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter that ended April 30, 2013 and (ii) the Warrant to purchase 566,015 shares of Common Stock.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 9.6% of the Common Stock issued and outstanding as of the Filing Date.

       Except as set forth in this Schedule 13D, none of the persons identified in Item 2 has engaged in any transaction involving the securities of the Company during the period commencing 60 days prior to the Effective Date and ending on the Filing Date.

       Other than the persons identified in Item 2, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       The information set forth in Items 3 and 4 is incorporated herein by reference.

       On June 28, 2013, the Company and its wholly-owned subsidiary, Lakeland Protective Wear Inc. (collectively with the Company, the Borrowers), entered into a Loan and Security Agreement (the “Senior Loan Agreement”) with AloStar Business Credit, a division of AloStar Bank of Commerce, a state banking institution formed under Alabama law. The Senior Loan Agreement provides the Borrowers with a three year $15 million revolving line of credit, at a variable interest rate based on LIBOR, with a first priority lien on substantially all of the United States and Canada assets of the Company.

       On June 28, 2013, the Borrowers also entered into a Loan and Security Agreement (the Subordinated Loan Agreement) with the Lender.  The Subordinated Loan Agreement provides for a $3.5 million term loan to be made to the Borrowers and a second priority lien on substantially all of the assets of the Company in the United States and Canada, except for a first lien on a Mexican facility. Pursuant to the Subordinated Loan Agreement, among other things, Borrowers issued to the Lender a five year term loan promissory note (the “Note”). At the election of the Lender, interest under the Note may be paid in cash, by payment in kind (PIK) in additional notes or payable in shares of Common Stock of the Company (the “Interest Shares”). If shares of Common Stock are used to make interest payments on the Note, the number of Interest Shares will be based upon 100% of an average of the then current market value of the Common Stock, subject to the limitations set forth in the Subordinated Loan Agreement.  In connection with this transaction, the Lender received a common stock purchase warrant (the Warrant) to purchase up to 566,015 shares of Common Stock (subject to adjustment), representing beneficial ownership of approximately 9.6% of the outstanding Common Stock of the Company, as of the closing of the transactions contemplated by the Subordinated Loan Agreement.

Cusip No. 511795106

       The Warrant, which is exercisable in whole or in part at any time within five years of June 28, 2013, is subject to customary anti-dilution adjustment provisions, including for issuances of Common Stock or Common Stock equivalents at a price less than $5.00 per share, computed on a weighted average basis; provided, that in order to comply with the rules and regulations of The NASDAQ Global Market, and regardless of whether or not the Common Stock is traded thereon, the Company shall not issue any shares of Common Stock upon exercise of the Warrant if the issuance of such shares of Common Stock would, when added to the aggregate number of shares of Common Stock previously issued upon the exercise of the Warrant and as Interest Shares pursuant to the Subordinated Loan Agreement, exceed in the aggregate 1,068,506 shares of Common Stock (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock occurring after the closing date).  The Company is allowed to issue up to 500,000 shares without triggering this provision, to allow for restricted shares and other new compensatory issuances.

       Pursuant to the terms of a Registered Rights Agreement dated as of June 28, 2013 between the Company and the Lender, the Company also committed to filing with the Securities and Exchange Commission a registration statement covering the shares issuable in connection with the subordinated loan transaction within 90 days of the closing date (June 28, 2013) and to have it effective no later than 180 days from the closing date.  In addition, as described in more detail in Item 4 above, the Lender will have the right to designate one board member or a board observer, subject to certain conditions.

       The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the persons identified on Item 2, or any other person or entity controlled by the Reporting Persons, or any person or entity for which the Reporting Persons possess voting or investment control, and any other person or entity.

Item 7.   Material to Be Filed as Exhibits.

Exhibit          Exhibit Description

1.                  Joint Filing Agreement, dated as of July 8, 2013, between Arenal Capital Partners LP and Arenal Capital Fund LP.

2.                  Investor Rights Agreement, dated June 28, 2013, by and between Lakeland Industries, Inc. and LKL Investments, LLC, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed by the Company on July 1, 2013.

3.                  Registration Rights Agreement, dated June 28, 2013, by and between Lakeland Industries, Inc. and LKL Investments, LLC, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed by the Company on July 1, 2013.

4.                 Loan and Security Agreement, dated June 28, 2013, by and among Lakeland Industries, Inc. and Lakeland Protective Wear Inc., as borrowers, and Alostar Bank of Commerce, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on July 1, 2013.

5.                  Amended and Restated Revolver Note, dated June 28, 2013, issued by Lakeland Industries, Inc. and Lakeland Protective Wear Inc., as borrowers, to Alostar Bank of Commerce, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company on July 1, 2013.

6.                  Loan and Security Agreement, dated June 28, 2013, by and among Lakeland Industries, Inc. and Lakeland Protective Wear Inc., as borrowers, and LKL Investments, LLC, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed by the Company on July 1, 2013.

Cusip No. 511795106

7.                 Term Note, dated June 28, 2013, issued by Lakeland Industries, Inc. and Lakeland Protective Wear Inc., as borrowers, to LKL Investments, LLC, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed by the Company on July 1, 2013.

8.                 Warrant to Purchase Common Stock, dated as of June 28, 2013, issued by Lakeland Industries, Inc. to LKL Investments, LLC, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed by the Company on July 1, 2013.

9.         Power of Attorney, dated as July 3, 2013 by Arenal Capital GP LLC, as the sole general partner of Arenal Capital Partners LP, which serves as the sole general partner of Arenal Capital Fund LP, incorporated by reference to the Arenal Capital Partners LP Form ID filed with the Securities and Exchange Commission on July 5, 2013.

[Signature page follows]

Cusip No. 511795106

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2013	ARENAL CAPITAL PARTNERS LP

	By:	/s/ Steven Graham
Steven Graham
Authorized Person

July 8, 2013	ARENAL CAPITAL FUND LP

	By:	Arenal Capital Partners LP,
its general partner

	By:	/s/ Steven Graham
Steven Graham
Authorized Person

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18.U.S.C. 1001).

Cusip No. 511795106

EXHIBIT 1.

JOINT FILING AGREEMENT

       The undersigned hereby agree that this Schedule 13D relating to the shares of common stock of Lakeland Industries, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

July 8, 2013

ARENAL CAPITAL PARTNERS LP

By:	/s/ Steven Graham
Steven Graham
Authorized Person

ARENAL CAPITAL FUND LP

By:	Arenal Capital Partners LP,
its general partner

By:	/s/ Steven Graham
Steven Graham
Authorized Person